Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-274631 and 333-274631-02

February 24, 2025

LPL Holdings, Inc.

$750,000,000 5.200% Senior Notes due 2030

$500,000,000 5.650% Senior Notes due 2035

Guaranteed as to the Payment of Principal and Interest by

LPL Financial Holdings Inc.

Pricing Term Sheet

This pricing term sheet (this “Pricing Term Sheet”) is qualified in its entirety by reference to the preliminary prospectus supplement dated February 24, 2025 (the “Preliminary Prospectus Supplement”) supplementing the base prospectus dated September 22, 2023 (as amended on October 17, 2023) (the “Base Prospectus”) included in the registration statement (File Nos. 333-274631 and 333-274631-02) filed with the Securities and Exchange Commission (the “SEC”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement and Base Prospectus to the extent inconsistent with the information contained therein.

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	LPL Holdings, Inc. (the “Issuer”)

Guarantor:	LPL Financial Holdings Inc. (the “Guarantor”)

Title of Securities:	5.200% Senior Notes due 2030 (the “2030 Notes”) 5.650% Senior Notes due 2035 (the “2035 Notes” and, together with the 2030 Notes, the “Notes”)

Maturity Date:	2030 Notes: March 15, 2030 2035 Notes: March 15, 2035

Coupon:	2030 Notes: 5.200% 2035 Notes: 5.650%

Yield to Maturity:	2030 Notes: 5.232% 2035 Notes: 5.678%

Spread to Benchmark:	2030 Notes: +100 bps 2035 Notes: +128 bps

Benchmark:	2030 Notes: UST 4.250% due January 31, 2030 2035 Notes: UST 4.625% due February 15, 2035

Benchmark Price and Yield:	2030 Notes: 100-02+; 4.232% 2035 Notes: 101-26; 4.398%

Issue Price:	2030 Notes: 99.856% 2035 Notes: 99.783%

Principal Amount:	2030 Notes: $750,000,000 2035 Notes: $500,000,000

Interest Payment Dates:	2030 Notes: March 15 and September 15, beginning on September 15, 2025 2035 Notes: March 15 and September 15, beginning on September 15, 2025

Par Call Date:

2030 Notes: February 15, 2030 (the date that is one month prior to the maturity date of the 2030 Notes)

2035 Notes: December 15, 2034 (the date that is three months prior to the maturity date of the 2035 Notes)

Optional Redemption:

Make Whole Call: Prior to the applicable Par Call Date, the Issuer may redeem the 2030 Notes or the 2035 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 15 basis points in the case of the 2030 Notes and 20 basis points in the case of the 2035 Notes less (b) interest accrued to, but excluding, the redemption date, and

(2)   100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Par Call: On or after the applicable Par Call Date, the Issuer may redeem the 2030 Notes or the 2035 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2030 Notes or the 2035 Notes, as applicable, being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Joint Bookrunning Managers:

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

BofA Securities, Inc.

Citizens JMP Securities, LLC

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

M&T Securities, Inc.

Capital One Securities, Inc.

Huntington Securities, Inc.

Morgan Stanley & Co. LLC

Co-Managers:	CIBC World Markets Corp. Goldman Sachs & Co. LLC Barclays Capital Inc. Academy Securities, Inc. Samuel A. Ramirez & Company, Inc.

Expected Ratings:*	Baa3 (Moody’s) / BBB- (S&P)

Trade Date:	February 24, 2025

Settlement Date:**	February 26, 2025 (T+2)

CUSIP:	2030 Notes: 50212YAL8 2035 Notes: 50212YAM6

ISIN:	2030 Notes: US50212YAL83 2035 Notes: US50212YAM66

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the Notes will be made against payment for the Notes on or about February 26, 2025, which will be the second business day following the date hereof (this settlement cycle being referred to as T+2). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify alternative settlement arrangements to prevent a failed settlement.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuer and the Guarantor have filed a registration statement, including a base prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and preliminary prospectus supplement if you request it toll free by calling Truist Securities, Inc. at 1-800-685-4786, U.S. Bancorp Investments, Inc. at 1-877-558-2607, BofA Securities, Inc. at 1-800-294-1322, Citizens JMP Securities, LLC at 1-704-496-5859 or J.P. Morgan Securities LLC at 1-212-834-4533.